Exhibit 99.1

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements.

November 29, 2022

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Table of Contents

For the Three and Nine Months Ended September 30, 2022 and 2021

Management's Responsibility for Financial Reporting	1

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements	6 - 49

Management's Responsibility

For Financial Reporting

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

November 29, 2022

/s/ Michael Marchese	/s/ Colby De Zen

Michael Marchese, Director	Colby De Zen, Director

1

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

		September 30, 2022	December 31, 2021
ASSETS	Notes
Current assets
Cash and cash equivalents		$8,108,522	$818,753
Prepaid expenses and other assets		1,833,794	3,700,500
Accounts receivable	7	7,045,767	4,823,696
Biological assets	8	2,429,009	5,523,061
Inventory	9	15,931,310	5,991,739
Loans receivable	12	—	51,129,395
Assets held for sale	10	—	55,022,520
Derivative asset	16	1,539,220	1,218,382
Non-current assets		36,887,622	128,228,046
Property, plant and equipment, net	11	75,633,860	24,392,475
Right-of-use assets	12	24,509,174	18,688,257
Call/put option	14	—	146,774,493
Goodwill	6, 15	195,907,460	11,890,928
Intangible assets, net	15	137,347,118	116,893,915
		433,397,612	318,640,068
Total assets		$470,285,234	$446,868,114

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$37,709,399	$27,475,664
License liability	26	—	8,135,473
Convertible debentures	16	—	26,017,720
Current loans payable	18	3,520,248	51,876,994
Lease liabilities	19	1,932,455	640,159
Credit facility	17	17,545,955	65,472,909
Income taxes payable		13,486,430	3,828,818
		74,194,487	183,447,737
Non-current liabilities
Convertible debentures, net of current portion	16	46,184,537	—
Loans payable, net of current portion	18	104,146,969	38,104,234
Lease liabilities, net of current portion	19	23,433,917	18,634,333
Deferred income tax liability		8,114,087	7,504,953
Derivative liability	16	987,445	2,326,101
Total liabilities		257,061,442	250,017,358

Shareholders' equity
Share capital	20	322,206,033	282,166,160
Contributed surplus		18,177,743	14,192,749
Cumulative translation adjustment		7,705,061	(692,849)
Accumulated deficit		(150,385,618)	(116,877,562)
Non-controlling interest	6	15,520,573	18,062,258
Total shareholders' equity		213,223,792	196,850,756
Total liabilities and shareholders' equity		$470,285,234	$446,868,114

Going concern (Note 2) Commitments and contingencies (Note 26)

Approved and authorized for issuance on behalf of the Board of Directors on November 29, 2022 by:

/s/ Michael Marchese	/s/ Colby De Zen
Michael Marchese, Director	Colby De Zen, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended September 30,		For the nine months ended September 30,
		2022	2021 (Note 27)	2022	2021 (Note 27)
	Notes
Sales		$25,543,993	$11,202,321	80,993,247	$34,813,018
Cost of sales, before fair value adjustments		15,871,907	5,339,460	55,192,098	9,511,762
		9,672,086	5,862,861	25,801,149	25,301,256
Unrealized changes in fair value of biological assets		96,341	5,108,191	(2,371,637)	(49,204)
Realized fair value amounts included in inventory sold		(1,559,980)	(4,107,109)	(2,634,624)	(4,240,320)
Gross profit		8,208,447	6,863,943	20,794,888	21,011,732
Expenses
General and administration		3,188,625	11,920,136	14,707,177	17,909,042
Salaries and wages		3,119,291	3,595,627	12,093,464	7,369,544
Depreciation and amortization	11,15	2,364,548	5,522,080	5,237,987	16,144,656
Share-based compensation	20	926,000	1,225,500	1,199,000	8,664,632
Sales and marketing		366,458	601,054	1,402,372	2,119,561
		9,964,922	22,864,397	34,640,000	52,207,435
Loss from operations before other expenses (income)		(1,756,475)	(16,000,454)	(13,845,112)	(31,195,703)
Other expense (income)
Finance expense, net		7,492,481	1,933,941	18,676,497	14,839,907
Foreign exchange		6,276,603	1,088,004	7,629,306	2,110,519
Loss (gain) on revaluation of call/put option		-	(25,477,402)	-	2,253,081
Loss on disposal of property, plant and equipment		-	374	-	2,862
Revaluation of financial instruments		-	7,452,719	-	7,180,659
Gain on extinguishment of payables		(1,400,107)	-	(1,400,107)	-
Reversal of license liability	26	(8,135,473)	-	(8,135,473)	-
Total other expense (income)		4,233,504	(15,002,364)	16,770,223	26,387,028
Loss before income taxes		(5,989,979)	(998,090)	(30,615,335)	(57,582,731)
Current income tax expense		2,779,402	2,772,356	4,850,572	4,284,145
Net loss before discontinued operations		(8,769,381)	(3,770,446)	(35,465,907)	(61,866,876)
Loss from discontinued operations	27	313,819	(1,702,247)	(583,834)	(11,942,329)
Net loss		(8,455,562)	(5,472,693)	(36,049,741)	(73,809,205)
Currency translation adjustment		9,776,508	3,030,899	8,397,910	2,321,179
Comprehensive income (loss)		$1,320,946	$(2,441,794)	$(27,651,831)	$(71,488,026)
Net loss attributable to:
Shareholders of the Company		(7,750,947)	(5,529,150)	(33,508,056)	(73,160,003)
Non-controlling interests		(704,615)	56,457	(2,541,685)	(649,202)
Comprehensive loss attributable to:
Shareholders of the Company		2,025,561	(2,498,251)	(25,110,146)	(70,838,824)
Non-controlling interests		(704,615)	56,457	(2,541,685)	(649,202)
Net loss per share, basic and diluted		$(0.02)	$(0.03)	$(0.10)	$(0.35)
Weighted average number of outstanding common shares, basic and diluted		443,042,385	202,152,423	373,050,699	209,484,730

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		Share Capital
		Convertible Series I		Convertible Series II				Non-controlling	Contributed	Translation	Accumulated
		Preferred Shares		Preferred Shares		Common Shares		Interests	Surplus	Adjustment	Deficit	Total
	Notes	#	$	#	$	#	$	$	$	$	$	$
Balance, January 1, 2021		3,181,250	5,637,175	113,585,889	46,046,088	191,317,226	178,088,767	—	14,863,863	(1,896,622)	(33,254,492)	209,484,779
Restricted share units issued	6	—	—	—	—	3,529,145	3,186,157	—	(824,154)	—	—	2,362,003
Shares issued for finance charges	5, 20	—	—	—	2,191,874	2,817,038	—	—	—	—	2,817,038
Shares issued for conversion of loans	5, 20	—	8,976,426	9,759,015	—	—	—	—	—	—	9,759,015
Share-based compensation	20	—	—	—	—	—	—	—	8,664,632	—	—	8,664,632
Conversion feature	20	—	—	—	—	—	—	—	6,612,946	—	—	6,612,946
Shares issued debt settlement	20	—	—	—	—	237,500	342,000	—	—	—	—	342,000
Warrants exercised	20	—	—	—	—	16,172,706	18,800,704	—	(3,020,851)	—	—	15,779,853
Stock options exercised	20	—	—	1,200,000	1,489,200	1,375,000	1,783,320	—	(2,567,519)	—	—	705,001
Acquisition	20	—	—	—	—	6,961,627	9,928,239	16,497,557	—	—	—	26,425,796
Currency translation adjustment		—	—	—	—	—	—	—	—	2,321,179	—	2,321,179
Net loss		—	—	—	—	—	—	(649,202)	—	—	(73,160,003)	(73,809,205)
Balances, September 30, 2021		3,181,250	5,637,175	123,762,315	57,294,303	221,785,078	214,946,225	15,848,355	23,728,917	424,557	(106,414,495)	211,465,037

Balances, December 31, 2021		3,181,250	5,637,175	92,985,275	46,736,677	260,860,351	229,792,308	18,062,258	14,192,749	(692,849)	(116,877,562)	196,850,756
Exercise of restricted share units	20	—	—	—	—	910,000	419,000	—	(419,000)	—	—	—
Restricted share units issued	20	—	—	—	—	—	—	—	273,000	—	—	273,000
Preferred shares conversion	20	—	—	(129,985,275)	(65,976,677)	139,125,139	65,976,677	—	—	—	—	—
Share-based compensation	—		—	—	—	—	—	—	926,000	—	—	926,000
Shares issued for PharmaCo acquisition		—	—	37,000,000	19,240,000	37,000,000	19,240,000	—	—	—	—	38,480,000
Shares issued for derivative liability	—		—	—	—	6,004,594	1,140,873	—	—	—	—	1,140,873
Equity portion of convertible debenture		—	—	—	—	—	—	—	3,204,994	—	—	3,204,994
Currency translation adjustment		—	—	—	—	—	—	—	—	8,397,910	—	8,397,910
Net loss		—	—	—	—	—	—	(2,541,685)	—	—	(33,508,056)	(36,049,741)
Balance, September 30, 2022		3,181,250	5,637,175	—	—	443,900,084	316,568,858	15,520,573	18,177,743	7,705,061	(150,385,618)	213,223,792

4

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		2022	2021
			Note 27

Operating activities	Notes
Net loss for the period		$(36,049,741)	$(73,809,205)
Items not affecting cash:
Share-based compensation		1,199,000	8,664,632
Revaluation of call/put option	14	—	2,253,081
Depreciation and amortization	11, 15	5,237,987	19,329,865
Realized gain in cost of sales		2,634,624	4,240,320
Gain on extinguishment of payables		(2,470,152)	—
Fair value adjustment on biological assets		2,371,637	49,204
Reversal of license liability		(8,135,473)	—
Revaluation of financial instruments	6	—	7,180,659
Finance expense, net		8,948,674	8,296,113
		(26,263,444)	(23,795,331)
Changes in non-cash operating working capital	24	8,253,919	(6,992,923)
		(18,009,525)	(30,788,254)
Investing activities
Purchase of property, plant and equipment, net	11	(1,847,942)	(10,926,849)
Cash received from acquisition	6	747,226	—
Cash paid for acquisitions		—	(12,093,874)
Loan received		—	(1,424,704)
Proceeds from disposition of assets		54,688,340	—
		53,587,624	(24,445,427)

Financing activities
Repayment of loans and credit facility, net		(69,859,333)	—
Exercise of warrants	18	—	15,779,854
Exercise of stock options	20	—	705,000
Proceeds from issuance of convertible debentures	14	—	30,957,179
Loans payable	16	49,542,726	12,732,399
Principal lease repayments		(2,923,286)	(412,304)
		(23,239,893)	59,762,128

Increase in cash and cash equivalents		12,338,206	4,528,447
Net effects of foreign exchange		(5,048,437)	4,837,454
Cash and cash equivalents, beginning of period		818,753	1,146,569
Cash and cash equivalents, ending of period		$8,108,522	$10,512,470

Supplemental disclosure of cash flow information (Note 24)

5

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	BACKGROUND AND NATURE OF OPERATIONS

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the "Company" or "RWB") was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company's common shares currently trade on the Canadian Securities Exchange under the trading symbol "RWB" and in the United States on the OTCQB under the symbol "RWBYF".

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and MichiCann Medical Inc., a private Ontario-based corporation (“MichiCann”) completed an amalgamation structured as a three-cornered amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post-consolidation Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting acquirer for financial reporting purposes.

2.	GOING CONCERN

These condensed interim consolidated financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at September 30, 2022, the Company has accumulated losses of $150,385,618 (December 31, 2021 - $116,877,562) since inception, and for the three and nine months ended September 30, 2022, the Company incurred a net loss of $ 8,455,562 and $ 36,049,741 , respectively, (September 30, 2021 - $5,472,693 and $ 73,809,205 , respectively), and had a working capital deficiency of $37,306,865 (December 31, 2021 - working capital deficiency of $55,219,691). As such, there is a material uncertainty related to these events and conditions that may cast significant doubt on the Company's ability to continue as a going concern, and therefore, it may be unable to realize its assets and discharges its liabilities in the normal course of business. The Company’s operations have been historically funded with debt and equity financing, which is dependent upon many external factors and, as such, it may be difficult to rely on additional debt and equity financing when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2022. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

6

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses. Government measures did not materially disrupt the Company’s operations during the nine months ended September 30, 2022. The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 may have on the business and financial position. In addition, the estimates in the Company’s condensed interim consolidated financial statements may possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which has and could continue to result in impairment of long- lived assets including intangibles and goodwill. Management is closely monitoring the impact of the pandemic on all aspects of its business.

3.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting and do not include all information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 should be read together with the annual consolidated financial statements for the year ended December 31, 2021 and 2020. The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 29, 2022.

7

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

b)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial instruments classified as fair value through profit or loss, which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 include the accounts of the Company and its wholly-owned subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions, balances, income and expenses eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership September 30,	Percentage Ownership December 31,
		2022	2021
MichiCann Medical Inc.	Ontario, Canada	100%	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%	100%
Mid-American Growers, Inc.	Delaware, USA	100%	100%
RWB Shelby, Inc.	Illinois, USA	100%	100%
Real World Business Integration LLC	Illinois, USA	100%	100%
RWB Michigan, LLC	Michigan, USA	100%	100%
RWB Platinum Vape Inc.	California, USA	100%	100%
Vista Prime Management, LLC	California, USA	100%	100%
GC Ventures 2, LLC	Michigan, USA	100%	100%
RWB Licensing Inc.	British Columbia, Canada	100%	100%
Vista Prime 3, Inc.	California, USA	100%	100%
PV CBD, LLC	California, USA	100%	100%
Vista Prime 2, Inc.	California, USA	100%	100%
Royalty USA Corp.	Delaware, USA	100%	100%
RLTY Beverage 1, LLC	Delaware, USA	100%	100%
RLTY Development MA 1, LLC	Delaware, USA	100%	100%
RLTY Development Orange, LLC	Massachusetts, USA	100%	100%
RLTY Development Springfield, LLC	Massachusetts, USA	100%	100%
Red White & Bloom Florida, Inc.	Florida, USA	77%	77%
RWB Florida, LLC	Florida, USA	77%	77%
PharmaCo, Inc.	Michigan, USA	100%	-

8

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

d)	Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar. Management has determined that the functional currency of its parent and Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar. These condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise specified.

4.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2021, as described in Note 4 of those annual audited consolidated financial statements.

During the nine months ended September 30, 2022, the Company adopted the following accounting standards:

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IFRS 41 effective January 1, 2022 which did not have a material impact to the Company’s condensed interim consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective January 1, 2022 which did not have a material impact to the Company’s condensed interim consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective January 1, 2022 which did not have a material impact to the Company’s condensed interim consolidated financial statements.

9

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

5.	REVERSE TAKEOVER

On April 24, 2020, Tidal and MichiCann entered into a business combination agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company as described in Note 1.

The amalgamation was considered a reverse takeover ("RTO") as the legal acquiree’s (Tidal) former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree (MichiCann) is the accounting acquirer and the historical financial results presented in these condensed interim consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any inputs and processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting acquirer, and Tidal, the legal parent, has been treated as the accounting acquiree.

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The consideration relating to the deemed shares issued in the reverse acquisition was based on the fair value of common shares of $27,031,042 which was based on the market price of $1.152 per share of Tidal on April 24, 2020 and the fair value of convertible series I preferred shares of $5,637,175, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

In addition, on the reverse takeover, 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date using a Black-Scholes option pricing model and included in the consideration paid by the Company.

The Company used Black-Scholes option pricing model to determine the fair value of the warrants and stock options with the following weighted average assumptions:

10

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Expected life in years	2.38
Volatility	80%
Risk-free rate	0.39%
Share price	$1.152
Dividend yield	0.00%

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares to a finder. The fair value of these common shares amounting to $8,502,900 was determined based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series II preferred shares of $13,204,609, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments.

Consideration paid:
Common shares deemed issued	$27,031,042
Preferred shares deemed issued	5,637,175
Finder's fee - common shares	8,502,900
Finder's fee - preferred shares	13,204,609
Fair value of warrants	303,749
Fair value of stock options	486,518
$55,165,993
Net identifiable assets acquired:
Cash and cash equivalents	$1,822,156
Accounts receivable	2,229
Prepaid expenses	794,538
Promissory note receivable	4,169,009
Right-of-use asset	91,402
Convertible loan receivable	17,597,600
Accounts payable	(898,303)
Lease liability	(118,119)
$23,460,512
Listing expense	$31,705,481

11

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Convertible loan receivable consists of an amount receivable by Tidal Royalty Corp. from MichiCann Medical Inc. with a fair value of $17,597,600 on the date the amalgamation was effectively settled (Note 16).

Promissory note receivables were issued to TDMA LLC. During the year ended December 31, 2019, Tidal entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA LLC to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a wholly owned subsidiary of TDMA LLC. Pursuant to the terms of the MIPA, Tidal obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of Massachusetts. As consideration, Tidal will forgive the promissory notes including accrued interest. These promissory notes were interest-bearing at 10% per annum and were measured at fair value. The fair value of TDMA loan was estimated using the Discount Cashflow method with following assumptions:

Risk adjusted rate - April 24, 2020	18.31% - 18.57%
Risk adjusted rate - December 31, 2020	18.67% - 18.95%

6.	ACQUISITION

During the nine months ended September 30, 2022, the Company completed the following acquisition:

Acquisition of PharmaCo, Inc.

On February 7, 2022, the Company, through its wholly-owned subsidiary, RWB Michigan, LLC, ("RWB Michigan") completed the acquisition (the "PharmaCo Acquisition") of all of the issued and outstanding common shares of PharmaCo, Inc. ("PharmaCo"). PharmaCo is licensed to operate medical marijuana dispensaries and cultivation facilities in the state of Michigan. The PharmaCo Acquisition also includes the sale of eight fully operating dispensaries, two operational indoor cultivation facilities and twenty owned properties for potential additional cultivation and dispensary locations in the state of Michigan.

In accordance with the Company’s accounting policies and IFRS, the measurement period for the PharmaCo Acquisition shall not exceed one year from acquisition date. Accordingly, the accounting for the PharmaCo Acquisition has only been provisionally determined as at February 7, 2022 and September 30, 2022. The following table summarizes the value of consideration paid on the acquisition date and the provisional allocation of the purchase price to the assets and liabilities acquired based on available information. The Company has yet to determine the fair value of the consideration, assets, and liabilities acquired as part of the PharmaCo Acquisition. Once this has been determined, the provisional allocation values may change. These changes may be material.

The Company's consideration for the PharmaCo Acquisition was as follows:

1.	Issuance of 37 million Units of RWB; each Unit consists of one common share and one series II convertible preferred share convertible into one common share of the Company. The Units were issued at a deemed price of CDN $1.04 per Unit;

2.	Each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022; and

3.	RWB converted $30 million of previously advanced loans to PharmaCo into preferred shares in PharmaCo resulting in RWB holding 100% of the ownership of PharmaCo.

12

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Pharmaco Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

Consideration paid:
Fair value of call/put option	$146,774,493
37,000,0000 Units	38,480,000
Investment in PharmaCo preferred shares	38,001,000
$223,255,493
Net identifiable assets acquired:
Cash	$747,226
Accounts receivable	1,159,131
Inventory	5,110,274
Biological assets	579,004
Prepaid expenses	985,202
Other assets	12,092,756
Property, plant and equipment	47,184,451
Right-of-use assets	5,053,167
License	10,133,600
Current liabilities	(37,575,929)
Lease obligation	(5,264,804)
Goodwill	183,051,415
$223,255,493

Revenue and net loss for the period ended September 30, 2022, of the acquiree after the acquisition date, as recorded in the condensed interim consolidated statements of loss and comprehensive loss from February 8, 2022 to September 30, 2022 amounted to $25,333,823 and $4,506,443 respectively. If this transaction had closed on January 1, 2022, the Company estimates it would have recorded revenue of $88,044,635 and a net loss of $32,963,269, resulting in an increase in revenue of $7,844,627 and an increase in net loss of $1,046,092 for the period ended September 30, 2022.

During the year ended December 31, 2021, the Company completed the following acquisitions:

Acquisition of Acreage Florida, Inc.

On April 27, 2021, the Company, through its wholly-owned subsidiary, RWB Florida, LLC, completed the acquisition of all of the issued and outstanding common shares of Acreage Florida, Inc. (the "Florida Acquisition"). Subsequent to the Florida Acquisition, Acreage Florida Inc. changed its name to Red White and Bloom Florida, Inc. (“RWB Florida”). RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and cultivation facilities in the state of Florida. The Florida Acquisition also includes the sale of property, an administrative office building and 8 leased stores in prime locations throughout the state of Florida.

The Company's consideration for the Florida Acquisition was as follows:

1.	Aggregate cash consideration of $31,005,829 (US $25,000,000);

13

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	5,950,971 common shares of the Company, subject to a 12 month lock-up agreement pursuant to which one-sixth of the common shares will be released each month commencing six-months post-closing;

3.	A 13-month secured promissory note in the principal amount of $22,225,631 (US $18,000,000) bearing interest at 8% per annum; and

4.	A 7-month secured promissory note in the principal amount of $12,347,573 (US $10,000,000) bearing interest at 8% per annum.

The Florida Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

Consideration paid:
Cash	$31,005,829
5,950,971 common shares	8,747,927
Secured promissory notes	34,573,204
$74,326,960
Net identifiable assets acquired:
Cash	$344,657
Inventory	379,847
Biological assets	641,633
Prepaid expenses	132,459
Other assets	219,453
Property, plant and equipment	12,213,013
Right-of-use assets	18,126,916
License	49,326,731
Current liabilities	(299,137)
Lease obligation	(18,126,916)
Goodwill	11,368,304
$74,326,960

Revenue and income for the fiscal year ended December 31, 2021, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 amounted to $1,136,061 and $73,651, respectively. If this transaction had closed on January 1, 2021, the Company estimates it would have recorded revenue of $1,678,587 and a net loss of $108,522, resulting in an increase in revenue of $542,526 and an increase in net loss of $35,171 for the year ended December 31, 2021.

14

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Subsequent to the Florida Acquisition, RWB Florida raising funds by:

-	issuing 4.00% of its membership units for a total cash consideration $3,720,900 (US $3,000,000); and
-	issuing 18.84% membership units for cash consideration of $14,659,287 (US $12,067,209);

In connection with the issuance of membership units and convertible debentures (Note 16), RWB Florida incurred total financing costs of $1,574,000. Accordingly, $590,296 of this amount of was classified as a reduction of the non-controlling interest amount.

As at December 31, 2021, the total non-controlling interest of RWB Florida was 22.84%. During the nine months ended September 30, 2022, $2,541,685 of the loss from RWB Florida was attributable to non- controlling interests.

The total non-controlling interest as at December 31, 2021 amounted to $18,062,258.

The total non-controlling interest as at September 30, 2022 amounted to $15,520,573.

Apopka, Florida

On August 4, 2021, the Company closed on the acquisition of a 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida for a purchase consideration of:

a)	US $750,000 cash paid on closing;
b)	US $125,000 in the form of a promissory note payable in 5 monthly installments commencing 30 days post closing; and
c)	Issuance of 1,010,656 common shares of the Company at a price of CDN $1.04 for total consideration of $1,051,082.

This transaction did not meet the definition of business under IFRS 3. Accordingly, it has been recorded as an asset purchase. The consideration paid was allocated to land in the amount of $601,057 and building in the amount of $1,791,703.

During the year ended December 31, 2020, the Company completed the following acquisitions:

Mid-American Growers, Inc.

On January 10, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North America. Under the terms of the agreement, the Company paid $31,249,391 in cash and issued rights to receive 17,133,600 common shares of MichiCann with a fair value of $44,984,267.

Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company (Note 5). 17,133,600 common shares 17,133,600 convertible series II preferred shares were escrowed, and the common shares and convertible series II preferred shares are released as follows: 1,199,352 common shares and 1,199,352 convertible series II preferred shares every month for fourteen months starting on the date that is year following the RTO and 342,669 common shares and 342,669 convertible series II preferred shares on December 24, 2021.

15

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The fair value of rights to receive common shares was estimated using option pricing model. Key inputs and assumptions used in the valuation methods as of the acquisition date were as follows:

Share price	$2.950
Volatility	85%
Discount for lack of marketability	11%

Included in the agreement is a milestone payment of 2,640,000 common shares of the Company should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020. Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as a payment for post-combination services and was not added to the purchase price. Based on the actual results, the Company has determined that no earn-out amount is payable by the Company.

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers. The USD $2,000,000 paid to purchase the additional land has been included in the consideration to acquire the issued and outstanding shares of MAG. A pre-existing relationship consisting of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

The acquisition of MAG was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair values as follows:

Consideration paid:
Cash paid upon closing	$20,644,291
Cash paid in 2019	10,605,100
Rights to common shares	44,984,267
Settlement of pre-existing relationship	1,459,218
$77,692,876
Net identifiable assets acquired:
Cash and cash equivalents	$162,204
Accounts receivable	58,470
Inventory	4,395,361
Biological assets	26,842
Property, plant and equipment	94,197,701
Goodwill	6,083,036
Accounts payable	(1,539,657)
Other payable	(656,900)
Deferred tax liability	(25,034,181)
$77,692,876

16

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

If this transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $11,557, and net loss for the year would have increased by $342,610. Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 is $4,071,820 and $12,505,267, respectively.

The settlement of a pre-existing relationship consists of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition.

1251881 B.C. Ltd.

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as a consideration. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date. In connection with the acquisition, the Company issued 1,800,000 common shares to a finder. On December 15, 2020, all special warrants were converted into common shares for the finder's fee.

The fair value of special warrants amounting to $4,995,000 was based on the market price of $1.11 per common share of the Company as of the acquisition date. The fair value of finder's fee amounting to $1,998,000 was based on the market price of $1.11 per share as of the acquisition date.

The fair value of 13,500,000 common shares amounting to $34,907,000 was determined as a reference to the fair value of net assets acquired in accordance with IFRS 2 requirements.

At the time of the acquisition, 1251881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 1251881 B.C. Ltd. did not meet the definition of a business under IFRS 3 and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid:
Common shares issued	$34,907,000
Common shares - Finder's fee	1,998,000
Fair value of special warrants issued	4,995,000
$41,900,000
Net identifiable assets acquired:
Intangible assets	$101,887,000
License Liability	(59,987,000)
$41,900,000

17

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right-to-use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialisation of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

During the year ended December 31, 2021, HT failed to deliver on its obligations to deliver the licensed property in each state they were granted and further failed to perform under the agreements entered into by the Company. As a result, the Company recorded an impairment on the associated intangible assets in the amount of $72,242,048 and reduction of the associated liability in the amount of $53,840,877. This has been presented as a loss on licensing agreement, net in the amount of $18,401,571 on the consolidated statements of loss and comprehensive loss.

Platinum Vape LLC

On September 14, 2020, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interest of Platinum Vape LLC (“Platinum Vape” or “PV”) in a cash and convertible note payable amounting to USD $35,000,000, comprised of USD $7,000,000 in cash paid at closing, a further USD $13,000,000 in cash payable 120 days after closing and USD $15,000,000 convertible promissory note payable on the third anniversary of closing, which may be converted into Company stock only after 12 months. Concurrently, the Company entered an earn-out agreement with the sellers of PV whereby the Company will pay cash or common shares of the Company with equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

•	USD $7,500,000 paid on PV achieving revenue of USD $80,000,000 and maintain 15% earnings before interest and taxes;
•	USD $7,500,000 paid on PV achieving revenue of USD $90,000,000 and maintain 15% earnings before interest and taxes; and
•	USD $10,000,000 paid on PV achieving revenue of USD $100,000,000 and maintain 15% earnings before interest and taxes.

During the year ended December 31, 2020, this earn-out amount was accounted for as a payment for post- combination services and was not added to the purchase price. The earn-out expense during the year ended December 31, 2020 amounted to $9,805,500.

During the year ended December 31, 2021, the earn-out amount was no-longer considered payable. Accordingly, an earn-out recovery in the amount of $9,401,250 was recorded in the consolidated statements of operations and comprehensive loss.

18

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The acquisition of PV was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Consideration paid:
Cash paid on closing	$9,222,500
Present value of cash payable 120 days after closing	16,655,835
Cash to be paid in one year	19,511,124
Convertible promissory note	17,219,398
$62,608,857
Net identifiable assets acquired:
Cash and cash equivalents	$1,745,431
Accounts receivable	4,188,780
Prepaid expenses	400,520
Inventory	3,184,355
Property, plant and equipment	319,876
Right-of-use	475,396
Licenses	29,907,250
Brand	33,991,500
Goodwill	281,172
Accounts payable	(2,416,543)
Lease liability	(475,122)
Loan	(30,628)
Deferred tax liability	(8,963,130)
$62,608,857

The cash payable 120 days after closing was paid on January 12, 2021.

If this transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $14,093,729, and net loss for the year would have decreased by $6,804,672. Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 is $19,266,708 and $6,804,672, respectively.

19

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

7.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable as at September 30, 2022 and December 31, 2021 consists of the following:

	September 30, 2022	December 31, 2021
Trade receivables	$8,745,114	$4,906,864
Sales tax receivable	442,760	279,082
Other receivable	11,829	237,740
Provision for sales returns and allowances	(2,153,936)	(599,990)
	$7,045,767	$4,823,696

Sales tax receivable represents excess of input tax credits on purchased goods or services received over sales tax collected on the taxable sales in Canada.

	September 30, 2022	December 31, 2021
Current	$3,968,569	$3,262,124
1-30 Days	1,328,301	532,195
31-60 Days	686,561	186,992
61-90 Days	408,480	336,770
91 Days and over	2,353,203	588,783
Total trade receivables	$8,745,114	$4,906,864

8.	BIOLOGICAL ASSETS

The Company’s biological assets consist of 9,118 plants growing as at September 30, 2022 and 10,864 plants as at December 31, 2021. The continuity of biological assets is as follows:

	September 30, 2022	December 31, 2021
Carrying amount, beginning of period	$5,971,336	$-
Acquired from PharmaCo acquisition	626,410	-
Acquired from Acreage acquisition	-	641,168
Capitalized cost	11,497,141	4,000,190
Fair value adjustment	1,734,787	3,972,360
Transferred to inventory	(17,400,665)	(3,090,657)
Carrying value, end of period	$2,429,009	$5,523,061

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

20

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price – calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices
•	Stage of growth – represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date
•	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant
•	Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested
•	Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labeling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs
Selling price per gram	$4.67	$5.14
Yield by plant	216.27	237.90
Attrition	37.42%	41.17%
Post-harvest costs ($/gram)	$2.29	$2.52

9.	INVENTORY

The Company’s inventory as at September 30, 2022 and December 31, 2021 was comprised of the following:

	September 30, 2022	Dec 31, 2021
Cannabis and CBD derivative finished goods	$6,602,784	$3,710,344
Cannabis and CBD derivative work-in-process	6,856,507	1,970,185
Raw materials	155,906	206,126
Consumables and non-cannabis merchandise	2,316,113	105,084
	$15,931,310	$5,991,739

During the three and nine months ended September 30, 2022, the total inventory expensed through cost of sales was $6,983,080 and $17,579,819 (September 30, 2021 - $7,133,785 and $15,397,573).

21

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10.	ASSETS HELD FOR SALE

On December 29, 2021, the Company entered into a letter of intent for the sale of the Company’s facility located at 14240 Greenhouse Avenue in Granville, Illinois, USA (the “Granville Facility”) for a price of USD

$44,500,000 (the “Granville Transaction”).

Accordingly, the Granville Facility was recorded as assets held for sale and was written down from its carrying value of $80,023,986 (USD $63,739,746) to its fair value less costs to sell for a total consideration of $55,022,520) (USD $43,400,000 representing a sales price of USD $44,500,000 less selling costs of USD $1,100,000) as at December 31, 2021. The difference was recorded as an impairment charge during the year ended December 31, 2021.

The Granville Transaction was completed on April 14, 2022. The majority of the proceeds received were used to pay down the outstanding credit facility balance (Note 17).

As a result of this disposition, the Company reclassified Mid-American Growers Inc. ("MAG") as discontinued operations. See Note 27 with respect to MAGs revenue, expenses and cash-flows for the three and nine months ended September 30, 2022 and 2021.

The assets held for sale transactions during the nine months ended September 30, 2022 and year ended December 31, 2021 are as follows:

Balance at December 31, 2020	$-
Reclassification from property and equipment (Note 11)	81,334,086
Impairment	(26,020,708)
Translation adjustment	(290,858)
Balance at December 31, 2021	$55,022,520
Translation adjustment	(334,180)
Sale of assets held for sale	(54,688,340)
Balance at September 30, 2022	$-

22

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as at September 30, 2022 and December 31, 2021 consists of the following:

	Land	Building and Improvements	Machinery and equipment	Total
Cost
Balance, December 31, 2020	$2,879,315	$76,590,398	$12,641,498	$92,111,211
Acquired from Acreage	434,082	9,152,835	2,626,096	12,213,013
Acquired from Apopka	167,493	2,225,267	-	2,392,760
Additions	1,207,146	1,619,166	7,149,605	9,975,917
Reclassified as assets held for sale
(Note 10)	(2,867,103)	(76,605,642)	(12,663,438)	(92,136,183)
Translation adjustment	(20,672)	78,251	900,592	958,171
Balance, December 31, 2021	$1,800,261	$13,060,275	$10,654,353	$25,514,889
Acquired from PharmaCo	-	46,116,967	1,067,484	47,184,451
Additions	-	485,066	1,032,631	1,517,697
Translation adjustment	203,249	5,056,259	2,165,686	7,425,194
Balance, September 30, 2022	$1,800,261	$64,718,567	$14,920,154	$81,642,231
Accumulated depreciation
Balances, December 31, 2020	$-	$4,003,716	$1,395,440	$5,399,156
Depreciation	-	4,237,999	2,181,769	6,419,768
Reclassified as assets held for sale
(Note 10)	-	(8,080,855)	(2,721,242)	(10,802,097)
Translation adjustment	-	388,906	(283,319)	105,587
Balances, December 31, 2021	$-	$549,766	$572,648	$1,122,414
Depreciation	-	1,680,363	2,093,594	3,773,957
Translation adjustment	-	133,717	978,283	1,112,000
Balances, September 30, 2022	$-	$2,363,846	$3,644,525	$6,008,371
Balances, December 31, 2021	$1,800,261	$12,510,509	$10,081,705	$24,392,475
Balances, September 30, 2022	$1,800,261	$62,354,721	$11,275,629	$75,633,860

23

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

12.	RIGHT-OF-USE ASSETS

Right-of-use assets are comprised of the following:

$
Balance, December 31, 2020	392,188
Acquired from RWB Florida	18,126,916
Additions	805,840
Depreciation for the year	(1,075,322)
Translation adjustment	438,635
Balance, December 31, 2021	18,688,257
Acquired from PharmaCo	5,053,167
Additions	330,244
Depreciation for the period	(1,464,030)
Translation adjustment	1,901,536
Balance, September 30, 2022	24,509,174

13.	LOANS RECEIVABLE

Loans receivable as at September 30, 2022 and December 31, 2021 consist of the following:

	September 30, 2022	December 31, 2021
Advances to PharmaCo	$-	$18,501,780
Promissory note receivable from PharmaCo	-	32,627,615
Total	$-	$51,129,395

Advances to PharmaCo

The loan receivable balance amounted to $4,810,000 as at December 31, 2018. During the year ended December 31, 2019, PharmaCo paid $428,671 to the Company. The loan receivable balance was amounting to $4,381,329 as at December 31, 2019.

During the year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one convertible series II preferred share to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The amount of $5,848,000 has been recorded as a loan receivable from PharmaCo. The loan receivable is interest-free and does not have fixed terms of repayment. During the year ended December 31, 2020, the Company advanced additional $854,949 to PharmaCo. The Company advanced a further $2,535,600 during the year ended December 31, 2021.

During the nine months ended September 30, 2022, the Company acquired all of the issued and outstanding shares of PharmaCo. As a result, the outstanding loan receivable balance was eliminated upon consolidation.

24

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Promissory note receivable from PharmaCo

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2021. On January 2, 2021, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2022.

On January 2, 2020, the Company advanced a principal amount of $1,979,099. The Promissory Note is non- interest bearing, unsecured, and matures on January 22, 2021. The funds advanced under the Promissory Note were received from the Bridging Finance Inc. on which date under the credit facility (Note 17). On January 22, 2021, the Company extended the Promissory Note with PharmaCo until January 22, 2022.

During the nine months ended September 30, 2022, the Company acquired all of the issued and outstanding shares of PharmaCo. As a result, the outstanding loan receivable balance was eliminated upon consolidation.

14.	CALL/PUT OPTION

On January 4, 2019, MichiCann entered into a call/put option agreement (the “Call/Put Option Agreement”) with PharmaCo and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. 37,000,000 MichiCann common shares will be converted to 37,000,000 common shares and 37,000,000 convertible series II preferred shares of the Company in accordance with the terms outlined in the amalgamation transaction (Note 5).

On January 4, 2019, MichiCann entered a Debenture Purchase Agreement with PharmaCo (the"Opco Debenture"). Under the terms of this agreement, MichiCann will advance a principal amount of up to USD $114,734,209. The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding. As of December 31, 2019, MichiCann has advanced $48,502,029, plus $5,700,400 that was advanced during the year ended December 31, 2018, and was transferred to the OpCo Debenture in 2019. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the application seeking permission to convert the Opco Debenture and own the common shares of PharmaCo. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023.

The fair value of the put/call option was determined to be $146,774,493 as at December 31, 2021.

25

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The fair value of the convertible debenture and the fair value of the call/put option are measured together as one instrument. The fair value of call/put option component was estimated using a Monte Carlo simulation valuation model. Key inputs and assumptions used for the valuations as of December 31, 2021 was as follows:

December 31, 2021

Share Price	$1.21
Volatility - MichiCann	80%
Volatility - PharmaCo	290%
Risk-free rate	0.39% for 1.01 years
PharmaCo Inc. enterprise value	$154.3 mm

As at December 31, 2021, the combined fair value of the OpCo Debenture, accrued interest and call/put option was determined to be $146,774,493. During the year ended December 31, 2021, the Company recorded a gain on the revaluation of put/call option in the amount $32,054,789 in its consolidated statement of loss and comprehensive loss. During the year ended December 31, 2021, the Company recorded interest in the amount of $2,060,964 in the finance expenses, net, on the consolidated statement of loss and comprehensive loss.

On February 8, 2022, the Company acquired all of the issued and outstanding shares of PharmaCo. The fair value of put/call option amounting to $146,774,493 was recorded as a part of the consideration paid for the acquisition (Note 6).

15.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets as at September 30, 2022 and December 31, 2021 consist of the following:

Cost	Platinum Vapes License	Platinum Vapes Brand	PharmaCo License	Massachusetts License	Florida License	Total
Balance, December 31, 2020	$28,901,640	$32,848,560	$-	$-	$-	$61,750,200
Additions	-	-	-	4,985,209	49,326,731	54,311,940
Disposals	-	-	-	-	-	-
Impairment	-	-	-	-	-	-
Translation adjustment	(122,580)	(139,320)	-	-	1,093,675	831,775
Balance, December 31, 2021	$28,779,060	$32,709,240	$-	$4,985,209	$50,420,406	$116,893,915
Additions	-	-	10,133,600	-	-	10,133,600
Disposals	-	-	-	-	-	-
Impairment	-	-	-	-	-	-
Translation adjustment	2,335,830	2,654,820	832,000	404,620	4,092,333	10,319,603
Balance, September 30, 2022	$31,114,890	$35,364,060	$10,965,600	$5,389,829	$54,512,739	$137,347,118

Balances, September 30, 2022	$-	$-	$-	$-	$-	$-

Net Book Value
Balances, December 31, 2021	$28,779,060	$32,709,240	$-	$4,985,209	$50,420,406	$116,893,915
Balances, September 30, 2022	$31,114,890	$35,364,060	$10,965,600	$5,389,829	$54,512,739	137,347,118

The Company has determined that the Platinum Vape License, Platinum Vape Brand, Massachusetts license and Florida License have indefinite lives.

During the year ended December 31, 2021, the Company obtained 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of Massachusetts in exchange of these promissory notes and accrued interest totaling to $4,985,209. These licenses have been included in the intangible assets as at September 30, 2022 and December 31, 2021 as indefinite life intangible assets.

26

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

PV Brand and License CGU - The Company’s PV Brand and License represents its operations including development, manufacturing, distribution and sale of cannabis products and accessories within the United States. This CGU is attributed to the Company’s license to operate in the Cannabis industry in the State of California, Michigan, and other states to which the Company is able to enter into its PV License. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment

High Times Retail Licensing Agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the states of Michigan, Illinois and Florida. As a result of the impairment test, management concluded that the carrying value was considered impaired in 2021.

High Times Product Licensing Agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property related to the commercialisation of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. As a result of the impairment test, management concluded that the carrying value was considered impaired in 2021.

Goodwill arose from the acquisition of MAG, PV, Acreage and PharmaCo. Goodwill net of impairment charges as of September 30, 2022 and December 31, 2021 were comprised of the following:

Balance, December 31, 2020	$6,206,068
Acquisition on Acreage	11,368,304
Impairment of MAG	(6,083,036)
Translation adjustment	399,592
Balance, December 31, 2021	$11,890,928
Acquisition of PharmaCo	183,051,414
Translation adjustment	965,118
Balance, September 30, 2022	$195,907,460

27

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

16.	CONVERTIBLE DEBENTURES

The Company's convertible debentures are comprised of the following:

	April Debentures	June Debentures
Proceeds from issuance of convertible debentures	$6,235,562	$25,117,892
Less: debt issuance costs	-	(983,704)
Net proceeds from issuance of convertible debentures	6,235,562	24,134,188
Amounts classified as an embedded derivative liability	(495,597)	(3,945,251)
Interest liability classified as a derivative liability	-	(2,935,299)
Amounts classified as convertible debentures at amortized cost	5,739,965	17,253,638
Interest accrued	342,763	1,360,055
Accretion of interest	62,477	881,637
Translation adjustment	81,264	295,921
Carrying value of convertible debentures, December 31, 2021	$6,226,469	$19,791,251
Interest accrued	383,848	1,854,756
Accretion of interest	103,532	1,467,340
Translation adjustment	560,262	1,877,936
Carrying value of convertible debentures, September 30, 2022	$7,274,111	$ 24,991,283 cd11

April 23, 2021 Convertible Debenture

On April 23, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $6,235,562 (US $5,000,000) (the "April Debentures"). The April Debentures mature on April 23, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the April Debentures are convertible into common shares at a conversion price of USD $2.75 per common share of the Company. Upon conversion, the holder will not be entitled to receive accrued interest. The Company may prepay the April Debentures in cash on or subsequent to the first anniversary date.

The April Debentures were determined to be a compound instrument, comprising of a liability and embedded derivative liabilities consisting of a conversion feature and a prepayment option. The fair values of the embedded derivative liability components were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.

The fair value of the derivative liability in connection with the April Debentures amounted to $495,597 on April 23, 2021. The fair value of the derivative liability in connection with the April Debentures amounted to

$49,387 as at December 31, 2021 and $1,586 as at September 30, 2022.

The following range of assumptions were used to value the embedded derivative liabilities during the year ended December 31, 2021 and nine months ended September 30, 2022:

Share price	$0.19 - $1.56
Volatility	80 - 97%
Credit spread	6.80 - 8.97%
Instrument-specific spread	1.55% - 3.24%
Risk-free rate	0.32% - 2.88%
Term	1.82 - 3.00 years
Discount on lack of marketability	9.89% - 13.37%

28

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

June 4, 2021 Convertible Debenture

On June 4, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $25,117,892 (US $20,112,015) (the "June Debentures"). The June Debentures mature on June 4, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount and accrued interest of the June Debentures are convertible into common shares at a conversion price of US $2.75 per common share of the Company. In connection with the June Debentures, the Company agreed to issue 753,385 common shares on the closing date and on the anniversary date and the second anniversary date, the Company shall issue common shares in an amount equal to 4% of the adjusted principal balance at the volume-weighted average trading price for a period of 15 trading days. The Company has the option to prepay the June Debentures in cash at or after the first-anniversary date. The Company has the option to prepay the June Debentures before the first-anniversary date by paying accrued interest as if no prepayment of principal was paid to the Company. In connection with the June Debentures, the Company incurred finders fees in the amount $983,704, which was capitalized against the June Debentures. $199,934 of this amount was included in interest expense during the year ended December 31, 2021.

The June Debentures were determined to be a compound instrument, comprising of a liability, embedded derivative liabilities consisting of a conversion feature and a prepayment option and a derivative liability related to additional interest payable in a variable number of shares. The fair values of the embedded derivative liability components comprising the conversion feature and a prepayment option were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach. The fair value of the derivative liability and derivative liability related to the additional shares payable on June 4, 2021 amounted to $3,945,251 and $2,935,299, respectively.

As at September 30, 2022, the fair value of the embedded derivative component resulted in derivative asset in connection with the June Debentures amounted to $1,539,220 (December 31, 2021 - $1,218,382).

The following range of assumptions were used to value the embedded derivative liability/asset during the year ended December 31, 2021 and nine months ended September 30, 2022:

Share price	$0.19 - $1.56
Volatility	85 - 97%
Credit spread	6.80 - 8.97%
Instrument-specific spread	2.50% - 7.96%
Risk-free rate	0.32% - 2.89%
Term	1.82 - 3.00 years
Discount on lack of marketability	9.89% - 18.93%

Additional Interest Payable

The fair value of the derivative liability related to the additional interest payable in variable shares was measured using a Monte Carlo simulation based on modelling the stock price using a Geometric Brownian Motion.

On July 14, 2022, the Company issued 6,004,594 common shares to a debenture holder at a price of $0.19 per share for a total consideration of $1,140,873 in settlement of a derivative liability related to the additional interest payable on convertible debenture as disclosed in Note 20.

29

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

As at September 30, 2022, the derivative liability related to the remaining additional interest payable amounted to $985,859 (December 31, 2021 - $2,276,714).

The following range of assumptions were used to value this derivative liability:

Share price	$0.19 - $1.56
Volatility	85% - 97%
Risk-free rate	0.32% - 2.89%
Term	1.82 - 3.00 years
Discount on lack of marketability	0% - 13%

As of September 30, 2022, the April Debentures and June Debentures have been reclassified from current liabilities to long-term liabilities as these debentures will not be payable within one year from the date of these interim condensed consolidated financial statements.

September 15, 2022 Convertible Promissory Note

On September 15, 2022, the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement (the “Debt Restructure”). As a result of the Debt Restructure, the Company issued a $17,000,000 convertible promissory note to C-Points Investment Limited (“CPIL”), a related party entity (the “CAD$17,000,000 CPIL Note”). The principal balance will accrue interest at a rate of eight percent (8%) per annum, with the principal and interest due on September 12, 2024. The CAD$17,000,000 CPIL Note may be prepaid in whole or in part, subject to payment of a prepayment penalty in the amount of 7% of the amount of the principal being paid. All payments due are convertible into common shares of the Company at a conversion price of $0.20 per common share.

The CAD$17,000,000 CPIL Note was valued on the closing date in accordance with IFRS 9 and IAS 32. It was determined that the convertible debenture did not contain a derivative liability. As a result, the face value of the CAD$17,000,000 CPIL Note was allocated to the convertible debenture liability and equity components.

The equity component included in the CAD$17,000,000 CPIL Note represents the residual amount after determining the fair value of the debt liability using an 18% discount rate, allocating $13,795,006 of the amount to the convertible debenture liability and $3,204,994 to the equity component which has been recorded in contributed surplus on the consolidated statement of financial position.

As part of the Debt Restructure, USD$13,000,000 of the proceeds from the CAD$17,000,000 CPIL Note were used to settle debt owing to RGR on an existing USD$19,370,000 loan (Note 18).

The convertible promissory note balance as at September 30, 2022 amounted to $13,919,142.

The total convertible debentures balance as at September 30, 2022 amounted to $ 46,184,537 (December 31, 2021 - $26,017,720).

30

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

17.	CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of

$36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,517 (Note 12).

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility is comprised of two tranches of debt including Non-revolving Facility A and Facility B. Non-revolving Facility A for USD$27,000,000 was used to pay, in its entirety, the outstanding advances from the bridge financing of CAD$36,610,075.

The obligations under the Amended Facility are due and payable on the earlier of:

(a)   the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b)  the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

The Company exercised the right to extend the termination date on July 10, 2021, and January 10, 2022 became the revised maturity date. In January 2022, the Lender, through its receiver (PWC), agreed in principal to an amended maturity date subject to the completion of the sale of the MAG assets. The MAG assets were sold and closed on April 14, 2022, with approximately $51.1 million of the proceeds went towards repayment of the obligations to the Lender. Such obligations included the principal balance of the credit facility and any accrued interest classifed as accounts payable. On August 16, 2022, the Company and the Lender entered into a amending agreement to extend the termination date to October 31, 2022. The Company is currently in the process of negotiating with the Lender to amend and extend the terms of the Facility. Accordingly, the outstanding balance at September 30, 2022 has been treated as a current liability.

31

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month;

(b) A work fee equal to $1,492,500 during the year ended December 31, 2020; and

(c) A work fee equal to $1,332,075 during the year ended December 31, 2021.

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

During the nine months ended September 30, 2022, the remaining work fee in the amount of $18,001 was recognized as an expense.

The total repayment of the credit facility work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

The total interest recorded during the three and nine months ended September 30, 2022 was $696,888 (September 30, 2021 - $1,980,875) and $3,508,998 (September 30, 2021 -$5,880,68), respectively.

A continuity of the credit facility balance is as follows:

Balances, December 31, 2018	$-
Original credit agreement	36,610,075

Balances, December 31, 2019	36,610,075
Repaid on January 10, 2020	(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	64,815,872
Work fee recognized as contra liability	(654,909)
Work fee expensed	1,311,946
Balances, December 31, 2021	65,472,909
Accrued interest	2,726,527
Work fee expensed	18,001
Repaid on April 14, 2022	(50,671,482)
Balances, September 30, 2022	$17,545,955

32

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

18.	LOANS PAYABLE

Current loans payables as at September 30, 2022 and December 31, 2021 are as follow:

	September 30, 2022	December 31, 2021
City of San Diego - Excise tax payment plan. Original amount of USD$828,200 - 7% interest, monthly payment of US $82,820	$682,380	$734,994
Private loans – original loan of $250,000, non-interest bearing, principal due on demand	-	253,170
Payable to Royal Group Resources Ltd. ("RGR") - original note USD$11,500,000 - 10%, principal and interest payable due on demand (i)	-	14,713,347
Acreage Acquisition 1 Loan - original loan of $12,373,013- 8% interest, principal and interest payable at maturity, due on November 28, 2021 (ii)	-	594,650
Acreage Acquisition 2 Loan - original loan of $22,271,424 - 8% interest, principal and interest payable at maturity. Secured by two properties in Florida (ii)	-	24,065,831
Payable to Oakengate investments Ltd ("OIL"). - original note USD$5,000,000 - 12%, principal and interest payable due on demand. Note amended on September 13, 2022 into a new USD$5,850,000 loan (the "USD$5,850,000 OIL Loan") - 12.0% interest rate. Blended monthly payments of USD$250,000. Principal balance September 12, 2024 (iii)	342,675	6,877,815
Payable to RGR - original note USD$11,550,000 - 12%, principal and interest payable due on demand (iii)	-	3,377,268
Payable to Oakshire - original loan of $1,080,947 – non- interest bearing, no fixed payment terms	1,163,724	1,076,362
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022, repaid April 13, 2022.	-	183,557
Current portion of California excise and Cultivation tax payment plan. Original amount $5,084,499 - interest rate based on the IRS rate plus 3%, monthly payment of USD$65,000	1,069,147	-

33

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Current portion of USD$18,300,000 note (the "US $18,300,000 VRTI Note") - greater of a minimum 12.90% base interest rate or 7.40% plus prime. Base interest payable monthly, principal and interest above base interest rate payable on maturity. Matures February 12, 2024 (ii)	161,791	-
Current portion of CAD$2,210,000 note (the "CAD $2,210,000 BJDM Note") - 12.5% interest payable monthly plus 2.5% interest payable in kind ("PIK"), compounded monthly. Principal and PIK interest due September 12, 2024 (iii)	14,580	-
Current portion of USD$2,887,000 note (the "US $2,887,000 TAII Note") - 12.5% interest payable monthly plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024(iii)	26,106	-
Current portion of USD$6,349,000 note (the "USD $6,349,000 SDIL Note") - 12.5% interest payable monthly plus 2.5%PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024(iii)	57,413	-
Current portion of USD$269,000 note (the "USD $269,000 SIL Note") - 12.5% interest payable monthly plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024(iii)	2,432	-
Total	$3,520,248	$51,876,994

34

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Non-current loans payable as at September 30, 2022 and December 31, 2021 are as follow:

	September 30, 2022	December 31, 2021
Vista Prime Management Ford loan - original loan of $16,218 – 5.90% interest, repayable in monthly installments of principal and interest of $314, maturing on January 12, 2023	-	3,610
Vista Prime Management Ram loan - original loan of $26,872 – 6.10% interest, repayable in monthly installments of principal and interest of $670, maturing on July 25, 2023	-	11,800
Payable to RGR - original note US$19,370,020 - 10%, principal and interest payable at maturity on January 31, 2023 (iii)	-	25,022,136
Payable DZ Investments Canada Limited ("DICL") -original loan USD$5,400,000 - 8%, principal and interest payable at maturity on September 12, 2024	7,456,075	6,533,344
Payable to SDZ Investments Ltd. ("SDIL") -original loan USD$5,400,000 - 8%, principal and interest payable at maturity on September 12, 2024	7,456,075	6,533,344
California Department of Fee and Tax Administration - Excise and Cultivation tax payment plan. Original amount $5,084,499 - interest rate varies and is based on the rate charged by the United States Internal Revenue Service plus 3%, monthly payment of US$65,000	5,404,237	-
US$18,300,000 VRTI Loan - greater of a minimum 12.90% base interest rate or 7.40% + prime. Base interest payable monthly, principal and interest above base interest rate payable on maturity. Matures February 12, 2024. (ii)	25,083,810	-
CAD$2,210,000 BJDM Loan - 12.5% interest payable monthly plus 2.5% interest PIK, compounded monthly. Principal and Interest PIK due September 12, 2024. (iii)	2,212,916	-
USD$2,887,000 TAII Loan - 12.5% interest payable monthly plus 2.5% interest PIK, compounded monthly. Principal and interest PIK due September 12, 2024. (iii)	3,962,432	-
USD$5,850,000 OIL Loan - 12.0% interest rate. USD$250,000 payable monthly with payments applied to interest and residual applied to principal. Principal balance September 12, 2024.(iii)	7,726,704	-

35

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

USD$6,349,000 SDIL Loan - 12.5% interest payable monthly plus 2.5% interest PIK, compounded monthly. Principal and interest PIK due September 12, 2024. (iii)	8,714,057	-
USD$269,000 SIL Loan - 12.5% interest payable monthly plus 2.5% interest PIK, compounded monthly. Principal and interest PIK due September 12, 2024. (iii)	369,205	-
USD$25,885,000 loan payable to RGR (the "USD$25,885,000 RGR Note") - 15% interest PIK, compounded monthly. Principal and interest PIK due September 12, 2024.(iii)	35,761,458	-
Total	$104,146,969	$38,104,234

Unless otherwise mentioned, all short-term and long term loans are unsecured and do not have any covenants.

(i)	On February 4, 2022, the Company entered into a debenture amending agreement with RGR in the amount of USD$16,750,000 (the "USD$16,750,000 RGRL Note"). The USD$16,750,000 RGR Note consolidated an existing USD$11,500,000 note, along with USD$224,784 in related interest, owing to RGR, and established new funding of USD$4,987,816. The note bears an interest rate of 12%. Blended payments of USD$250,000 are payable monthly, first to interest with the residual to principal. The note matures on January 31, 2023.

(ii)	On May 27, 2022, the Company entered into a loan extension and amendment agreement with Viridescent Realty Trust, Inc. (the "Extension Agreement") related to the Acreage Acquisition 2 Loan. The Extension Agreement provides a 60-day extension of the maturity date of the outstanding loan from its original maturity date of May 31, 2022 to an amended maturity date of July 26, 2022. The Extension Agreement also revised the interest rate from 8% to 12.5%, effective May 28, 2022, and required the final payment of USD$469,041 related to the Acreage Acquisition 1. On July 26, 2022, the Company entered into a second amendment to extend the maturity date to August 5, 2022 with no changes to the existing terms. On August 5, 2022, the Company engaged in a final amendment, extending the maturity date to August 19, 2022. The Company settled the Acreage Acquisition Loan 1 on September 13, 2022 with the establishment of a new loan (the "US$18,300,000 Viridescent Loan"), and discharging payment of US$2,666,548 comprising of US$2,246,548 in interest accrued to the date of settlement and US$420,000 in principal. US$17,580,000 in principal was settled on execution of the US$18,300,000 Viridescent Loan.

On September 13, 2022, the Company entered into a loan agreement with Viridescent Reality Trust, Inc. (the "US$18,300,000 Viridescent Loan"). US$17,580,000 of the proceeds were applied to settle the Acreage Acquisition Loan 1. The loan also included an administrative fee of US$180,000 and a non-refundable origination discount of US$540,000. Interest is calculated as the greater of a minimum 12.90% base interest rate or 7.40% + prime. Base interest is payable monthly, with principal and interest above base due on February 12, 2024.

36

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

(iii)	On September 15, 2022 the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement. Terms of the notes payable incorporated in the debt restructuring were as follows:

(a)	Existing debt owing to RGR was consolidated into a new secured USD$25,885,000 promissory note (the "USD$25,885,000 RGR Note") as follows:

-	USD$19,370,020 principal note and USD$2,028,441 in related interest thereon
-	USD$16,750,000 principal note and USD$733,917 in related interest thereon
-	Less: USD$13,000,000 payment made to RGR by the Company
-	Administrative fee USD$2,622

The USD$25,885,000 RGR Note bears an interest rate of 15%, compounded monthly with principal and interest payable on September 12, 2024. The loan is pledged by the Company's interest in its subsidiary, RWB Michigan, LLC.

(b)	New debt totalling CAD$2,210,000 (the "CAD$2,210,000 BJMD Note") bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

(c)	Amendment to extend an existing USD$5,000,000 note plus USD$850,000 in related interest into a new USD$5,850,000 note (the "USD$5,850,000 OIL Loan") at 12.0% interest rate. Blended monthly payments of USD$250,000 with payments applied first to interest and residual applied to principal. Principal balance September 12, 2024.

(d)	New debt totalling USD$6,540,000 (the "USD$5,000,000 SDIL Note" and the "USD$1,540,000 TAII Note) bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024. The USD$5,000,000 SDIL Note, the USD$1,540,000 TAII Note and a USD$2,959,495 outstanding balance owing to RGR on an existing total USD$11,550,000 loan were immediately consolidated into the following new loans:

-	USD$2,887,000 note (the "US$2,887,000 TAII Loan")
-	USD$6,349,000 note (the "USD$6,349,000 SDIL Loan")
-	USD$269,000 note (the "USD$269,000 SIL Loan")

These loans attract a 12.5% interest rate, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

37

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

19.	LEASE LIABILITIES

The Company's leases are comprised of leased premises and offices. The Company's lease liabilities as of September 30, 2022 were as follows:

Balance, December 31, 2020	$392,469
Acquired from PV	805,840
Acquistion of Acreage Florida	18,126,916
Interest expense	1,423,009
Lease payments	(1,980,266)
Translation adjustment	506,524
Balance, December 31, 2021	$19,274,492
Acquistion of PharmaCo	5,264,804
Interest expense	2,833,362
Lease payments	(2,923,286)
Translation adjustment	917,000
Balance, September 30, 2022	$25,366,372

The following table presents the contractual undiscounted cash flows for lease obligations as at September 30, 2022 :

Contractual undiscounted cashflows
Less than one year	2,239,651
One to five years	8,407,988
More than five years	24,496,212
Total undiscounted lease obligations	$35,143,851
Current portion	$1,932,455
Non-current portion	23,433,917
Total discounted lease obligations	$25,366,372

-   The Company has a lease for manufacturing and distribution facility in San Diego, which expires on October 15, 2022.

-   The Company has a lease for manufacturing and distribution facility in Warren, which expires in June 2025. The lease was accounted for as a long-term lease, using an incremental borrowing rate of 10%.

-   The Company also has leases for retail stores in Florida, which have terms expiring between December 2024 to January 2040.

38

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

20.	SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent number of common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Common Shares

Transactions during the nine months ended September 30, 2022

On February 8, 2022, the Company issued 37,000,000 Share Units to acquire 100% of the issued and outstanding shares of PharmaCo. at a price of $1.02 per Unit for a total consideration of $38,480,000. Each Unit consists of one common share and one convertible series II preferred share. Further details in relation to the acquisition are described in Note 6. 6.

On July 14, 2022, the Company issued 6,004,594 common shares to a debenture holder at a price of $0.19 per share for a total consideration of $1,140,873 in settlement of a derivative liability related to the additional interest payable on convertible debenture as disclosed in Note 16.

2021 Transactions

During the year ended December 31, 2021, the Company issued the following common shares, net of share issuance costs, as a result of acquisition of Acreage, the Apopka asset acquisition, conversion of convertible series II preferred shares, debt settlement, exercise of stock options, exercise of RSUs, exercise of warrants and finance charges.

On April 28, 2021, the Company issued 5,950,971 common shares to acquire 100% of the issued and outstanding shares of Acreage Florida, Inc. at a price of $1.47 per share for total consideration of $8,747,927. Further details in relation to the acquisition are described in Note 6.

On August 4, 2021, the Company issued 1,010,656 common shares of the Company at a price of $1.04 per share for total consideration of $1,051,082 for the Apopka, Florida asset acquisition, as described in Note 6.

During the year ended December 31, 2021, the Company issued an aggregate of 32,290,461 common shares for the conversion of 30,246,040 convertible series II preferred shares. As a result of this exercise, $11,596,682 was transferred from convertible series II preferred shares to common shares.

During the year ended December 31, 2021, the Company issued 7,022,312 common shares at a weighted average price of $0.46 per common share for an aggregate value of $3,259,469 for the settlement of $5,248,419 of debt. The Company recognized gain of $1,988,950 on this settlement.

During the year ended December 31, 2021, the Company issued 1,375,000 common shares and 1,200,000 convertible series II preferred shares as a result of an exercise of 1,375,000 stock options for gross proceeds of $705,000. The weighted average exercise price of all stock options exercises amounted to $0.41 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

39

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

During the year ended December 31, 2021, the Company issued 3,529,145 common shares pursuant to the exercise of RSUs. The value of these common shares amounted to $3,186,970.

During the year ended December 31, 2021, the Company issued 16,180,195 common shares pursuant to the exercise of warrants for gross proceeds of $15,781,652. As a result of this exercise, contributed surplus in the amount of $4,471,735 was transferred to common shares.

During the year ended December 31, 2021, the Company issued 2,184,385 common shares at a weighted average price of $1.24 per share for an aggregate amount of $2,704,030 related to debt. This amount was recorded as contra liability on the consolidated statements of loss and comprehensive loss.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders. (Note 5)

Convertible Series II Preferred Shares

During the nine months period ended September 30, 2022, 129,985,275 convertible series II preferred shares were converted into common shares on 1:1 basis. The Company issued 9,139,864 additional common shares as dividend upon conversion of convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued and converted the following convertible series II preferred shares, net of share issuance costs, as a result of acquisition of debenture repayment, exercise of stock options and conversion of convertible series II preferred share. The following table reflects the changes in convertible series II preferred shares during the year ended December 31, 2021.

	Number of shares	Share capital
Debenture repayment	8,445,426	$11,407,946
Conversion to common shares	(30,246,040)	(11,596,682)
Exercise of stock options	1,200,000	879,325
Total	(20,600,614)	$1,067,711

During the year ended December 31, 2021, the Company issued 8,445,426 convertible series II preferred shares at a price of $1.35 per share, and 4,222,713 share purchase warrants with a fair value of $2,509,965 to settle a debenture with an outstanding amount of $9,376,585. As a result of this settlement, the Company recognized a loss in the amount of $4,541,326. $11,407,946 was recorded as convertible series II preferred shares while the remaining $2,509,965 was recorded in contributed surplus.

During the year ended December 31, 2021, the Company issued 1,200,000 convertible series II preferred shares pursuant to the exercise of stock options as in common shares.

During the year ended December 31, 2021, 30,246,040 convertible series II preferred share were converted to 32,290,461 common shares resulting in a transfer between convertible series II preferred shares and common shares in the amount of $11,596,682.

40

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Warrants

The following warrants were outstanding and exercisable at September 30, 2022:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding and Exercisable	Weighted Average Life
February 4, 2021	February 4, 2023	1.20	1,000,000	0.35
May 12, 2021	May 12, 2023	1.15	4,222,713	0.61
Balance at September 30, 2022			5,222,713	0.56

	Number of Warrants	Weighted average Exercise Price
Balances, December 31, 2020	35,351,000	$0.99
Issued	6,816,887	1.12
Exercised	(16,187,684)	1.00
Balances, December 31, 2021	25,980,203	$1.16
Expired	(20,757,490)	0.99
Balances, September 30, 2022	5,222,713	$1.16

There were no warrants transactions during the nine months ended September 30, 2022.

Warrant transactions and the number of warrants outstanding are summarized as follows:

During the year ended December 31, 2021, the Company issued an aggregate of 1,594,174 pursuant to exercise of broker warrants issued in a bought deal financing agreement. These warrants are exercisable at the price of $1.00 per unit for a period of 24 months.

On February 3, 2021, the Company issued 1,000,000 warrants in connection with the issuance of debt. The warrants vest immediately and are exercisable at the price of $1.20 per unit for a period of 24 months.

On May 12, 2021, the Company issued 4,222,713 warrants pursuant to the settlement of a debenture as disclosed previously. These warrants are exercisable at the price of $1.15 per unit for a period of 24 months. Fair value of these warrants was determined $2,509,965, and the Company recognized the amount as a loss on the settlement.

The warrants issued during the year ended December 31, 2021 had a fair value of $3,184,380 valued using the Black-Scholes option pricing model with the following weighted average assumptions:

2021
Risk-free interest rate	0.30%
Stock price	$1.23
Expected term (in years)	2.00
Estimated dividend yield	N/A
Estimated volatility	91.34%

41

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the warrant contracts. Stock prices are taken from the closing market price on the warrant grant dates. Terms are stated on each warrant contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

Options

Options transactions and the number of options outstanding are summarized are as follows:

	Number of Options	Weighted average Exercise Price
Balances, December 31, 2020	13,049,289	1.42
Granted	3,595,000	0.70
Exercised	(1,375,000)	0.51
Cancelled	(1,018,750)	0.40
Balance, December 31, 2021 and September 30, 2022	14,250,539	$1.32

		Exercise	Number of Stock	Weighted Average
Issue Date	Expiry Date	Price	Options	Life
October 1, 2018 -	October 1, 2023 -
December 21, 2021	December 21, 2026	$0.40 - $0.93	9,483,750	3.36
January 15, 2019 -	February 4, 2022 -
July 27, 2020	July 27, 2025	$1.00	2,550,179	1.37
June 22, 2018 -	June 22, 2023
July 6, 2021	July 6, 2025	$1.10 - $5.44	2,216,610	1.61
Balance at September 30, 2022			14,250,539	2.57

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then issued and outstanding common shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant stock options to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the common shares on the date preceding the option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding common shares as at the grant date.

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding common shares as of the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding common shares as of the grant date.

42

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Stock option transactions during the years ended December 31, 2021 was as follows:

During the year ended December 31, 2021, the Company granted 3,595,000 stock options to employees and consultants of the Company. Vesting periods range from 0 to 3 years from the grant dates. The weighted average exercise price of these granted stock options were $0.70 per common share.

During the year ended December 31, 2021, an aggregate 1,375,000 stock options were exercised for gross proceeds of $705,000, resulting in the issuance of 1,375,000 common shares and 1,200,000 convertible series II preferred shares. The weighted average exercise price of these stock options exercises amounted to $0.51 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

The options granted during the year ended December 31, 2021 had a fair value of $2,136,275 estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2021
Risk-free interest rate	1.23%
Stock Price	$0.76
Expected term (in years)	5.00
Estimated dividend yield	N/A
Estimated volatility	88%

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

During the three and nine month period ended September 30, 2022, 1,018,750 stock options were cancelled.

No stock options were issued during the three and nine month period ended September 30, 2022.

Restricted Share Units

The Company has a restricted share plan (the "RSU Plan") that allows the issuance of restricted share units (“RSU”) and deferred share units (“DSU”) Under the terms of the RSU Plan the Company may grant RSUs and DSUs to directors, officers, employees and consultants of the Company. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the RSU Plan.

On January 8, 2022, the Company granted 525,000 RSUs to a consultant of the Company that vested immediately. The Company expensed $273,000 in relation to these RSUs as share-based compensation.

During the nine months ended September 30, 2022, a total of 910,000 RSUs were exercised.

During the year ended December 31, 2021 and 2020, the Company had the following RSU issuances:

•	On January 27, 2021, the Company granted 354,645 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.17 per RSU;

43

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

•	On March 31, 2021, the Company granted 174,500 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On April 1, 2021, the Company granted 500,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On May 5, 2021, the Company granted 500,000 RSUs certain to employees of the Company. These RSUs vested immediately and were valued at $1.30 per RSU;

•	On August 13, 2021, the Company granted 750,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.94 per RSU;

•	On December 22, 2021, the Company granted 135,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.41 per RSU;

•	During the year ended December 31, 2021, 3,529,145 RSUs were exercised resulting in the issuance of 3,529,145 common shares of the Company; and

Total stock-based compensation as a result of the RSU grants during the year ended December 31, 2021 amounted to $2,745,255. As a result of these grants and exercises, $441,715 was transferred from contributed surplus to common shares during the year ended December 31, 2021.

Share based compensation expense amounting to $926,000 (2021- $1,225,500) and $1,199,000 (2021- $8,664,632) has been recorded during the three and nine month period ended September 30, 2022 related to the RSUs issued during the periods and the vested options.

RSUs transactions and the number of RSUs outstanding are summarized are as follows:

Number of RSUs
Balances, December 31, 2020	1,500,000
Granted	2,414,145
Exercised	(3,529,145)
Balances, December 31, 2021	385,000
Granted	525,000
Exercised	(910,000)
Balances, September 30, 2022	-

44

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

21.	FINANCIAL INSTRUMENTS AND RISKS

a)	Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim consolidated statements of financial position as at September 30, 2022 and annual consolidated financial statements as at December 31, 2021, consisting of cash and cash equivalents, derivative assets, and derivative liabilities.

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet it's contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. Included in the accounts receivables is a credit loss allowance in the amount of $2,153,936 as at September 30, 2022 (December 31, 2021 - $599,990). The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

c)	Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2022 and December 31, 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

d)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at September 30, 2022 and December 31, 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

45

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

As at September 30, 2022, the Company had a cash balance of $8,108,522 (December 31, 2021 - $818,753) available to apply against short-term business requirements and current liabilities of $74,194,487 (December 31, 2021 - $183,447,737). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of September 30, 2022.

22.	RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the three and nine months period ended September 30, 2022 and 2021:

a)	Included in accounts payable and accrued liabilities is $395,473 (September 30, 2021 - $173,010) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)	Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

Three Months Ended September 30,	2022	2021
Consulting fees paid or accrued to a company controlled by a director of the Company	$227,299	$135,510
Salary accrued to management of the Company	89,364	37,500
Share-based compensation	-	128,830
	$316,663	$301,840

Nine Months Ended September 30,	2022	2021
Consulting fees paid or accrued to a company controlled by a director of the Company	$708,319	$271,020
Salary accrued to management of the Company	259,387	75,000
Share-based compensation	-	257,660
	$967,706	$603,680

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the three and nine months ended September 30, 2022 and 2021.

c)	Related party transactions are also disclosed in Note 16.

23.	CAPITAL MANAGEMENT

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

46

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Company’s equity comprises of share capital, contributed surplus, warrant reserve, and accumulated deficit. As at September 30, 2022, the Company has a shareholders’ equity of $213,223,792 (December 31, 2021 - $196,850,756). Note that included in the condensed interim consolidated statements of financial position presented is a deficit of $150,385,618 as at September 30, 2022 (December 31, 2021 - $116,877,562). The Company manages capital through its financial and operational forecasting processes.

The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the board of directors of the Company. The Company’s capital management objectives, polices and processes have remained unchanged during the nine months ended September 30, 2022. The Company is not subject to any external capital requirements.

24.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The changes in non-cash working capital items during the nine months ended September 30, 2022 and 2021 are as follows:

	2022	2021
Prepaid expenses	$2,851,908	$(1,529,574)
Accounts receivable	(700,656)	(5,310,798)
Accounts payable and accrued liabilities	2,262,042	4,582,511
Current income tax payable	9,263,627	-
Biological assets	1,168,386	-
Inventory	(6,591,388)	3,860,190
	$8,253,919	$1,602,329

25.	OPERATING SEGMENTS

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity. Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company's business activities are conducted through one operating segment, cannabis and hemp. All revenue is derived from the sale of cannabis and hemp products in the USA.

26.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

A third party consultant worked for the Company in 2017. On or about December 18, 2017, the Company had an oral discussion with the consultant on the compensation of the service the consultant provided. On January 10, 2019, the Company amended the contract, and the consultant signed a full and final release in favor of the Company. Although the Company made full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021. The Company is in process of finalizing the defence. The Company does not believe that this claim has merit and it intends to defend the claim.

47

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed interim consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavourable effect on the Company's condensed interim consolidated financial statements.

(b)	Contingencies

i)  The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations at September 30, 2022 and December 31, 2021, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

ii)    On June 4, 2020, the Company acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under this agreement, the Licensor granted an exclusive, non-transferable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD. The Rights for the State of Florida were denied for use by the OMMU, and the Company did not receive a THC license in the State of Illinois. The first licensing period for Michigan was for a period of 18 months which was completed on December 20, 2021. The Company recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, December 31, 2021.

During the nine month period ended September 30, 2022, the Company received a Cease-and-Desist notice from Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. Accordingly, the Company reversed the license liability, in the amount of

$8,135,473, remaining after February 27, 2022 during the three and nine month period ended September 30, 2022. The Company has entered into negotiations with respect to any outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. To date, the Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

48

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

27.	DISCONTINUED OPERATIONS

During the year ended December 31, 2021 and as disclosed in Note 10, the Company entered into a letter of intent for the sale of the Granville Facility and completed the sale during the nine months ended September 30, 2022. Accordingly, the entire Granville CGU has been classified as a a discontinued operations given it is no longer part of the Company's ongoing business. Additional information with respect to the components of income (loss) and cash flows from discontinued operations are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenue	$646	$587,661	$165,183	$2,128,183
Cost of sales	2,261	1,794,325	256,703	5,885,811
Gross loss	(1,615)	(1,206,664)	(91,520)	(3,757,628)
General and administration	120,227	614,302	2,911,587	3,465,999
Salaries and wages	(132,619)	743,142	902,858	3,374,946
Depreciation and amortization	-	1,110,425	-	3,185,209
Income (loss) before other expenses (income)	10,777	(3,674,533)	(3,905,965)	(13,783,782)
Other expense (income)
Finance expense	162,498	61,524	8,301	246,099
(Gain) loss on disposal of property, plant and equipment	(5,229)	(624)	(593,575)	(1,218)
Gain on extinguishment of payables	(1,070,046)	-	(1,070,046)	-
Other expense (income)	(66,088)	(2,033,810)	(1,666,811)	(2,086,334)
Net loss from discontinued operations	989,642	(1,702,247)	(583,834)	(11,942,329)
Net loss per share, basic and diluted on discontinued operations	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Weighted average number of outstanding common shares, basic and diluted	443,042,385	202,152,423	373,050,699	209,484,730

Cash Flows from Discontinued Operations
For the nine months ended September 30,	2022	2021
	$	$
Net cash provided by (used in) operating activities	(3,731,665)	2,664,556
Net cash used in investing activities	-	(310,176)
Net cash used in financing activities	(194,454)	(2,099,923)
Change in cash and cash equivalents	(3,930,119)	234,457)

49